SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 ---------------

                                 AMENDMENT NO. 2

                                       to

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             LOWE'S COMPANIES, INC.
             (Exact name of registrant as specified in its charter)


            North Carolina                                       56-0578072
----------------------------------------                     -------------------
(State of incorporation or organization)                     (IRS Employer
                                                             Identification No.)

1605 Curtis Bridge Road
Wilkesboro, North Carolina  28697                               28656-000001
---------------------------------------                         ------------
(Address of principal executive office)                          (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                   Name of each exchange on which
     to be so registered                   each class is to be registered
     -------------------                   ------------------------------

     Preferred Stock Purchase Rights       New York Stock Exchange
                                           Pacific Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                      ----
                                (Title of Class)

Explanatory Note:
-----------------

         This Amendment No. 2 amends the Registrant's registration statement on Form 8-A/A in connection with the Registrant's listing of the Preferred Stock Purchase Rights on the New York Stock Exchange.

         This Amendment No. 2 is being filed to amend and restate Item 1 to this Registration Statement and to include as exhibits to this Registration Statement the Amended and Restated Rights Agreement dated as of March 1, 1999 and the Second Amended and Restated Rights Agreement dated as of December 2, 1999, between the Registrant and Equiserve Trust Company, N.A.

         The March 1, 1999 Agreement names Equiserve as Rights Agent, replacing Wachovia Bank, N.A. The December 2, 1999 Agreement eliminates provisions of the Rights Agreement requiring the vote of Continuing Directors on certain matters.

Item 1.     Description of Registrant's Securities to be Registered.
            --------------------------------------------------------

         The Board of Directors of Lowe's Companies, Inc., a corporation organized under the laws of North Carolina (the "Company"), has approved a Rights Agreement, dated as of September 8, 1998 and to be effective on September 9, 1998 (the "Rights Agreement") between the Company and Wachovia Bank, N.A., as Rights Agent, having the principal terms summarized below. In accordance with the Rights Agreement, the Board also declared a dividend distribution of one Right for each outstanding share of common stock (the "Common Stock"), of the Company to shareholders of record at the close of business on September 9, 1998 (the "Record Date").

         The Company entered into an Amended and Restated Rights Agreement on March 1, 1999, whose sole purpose was to name Equiserve Trust Company, N.A. as Rights Agent, replacing Wachovia Bank, N.A. The Company has entered into a Second Amended and Restated Rights Agreement dated as of December 2, 1999, to remove provisions from the Agreement requiring the vote of Continuing Directors on certain matters.

         Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company's Participating Cumulative Preferred Stock, Series A, ("Series A Preferred Stock"). Each one one-thousandth of a share (a "Unit") of Series A Preferred Stock is structured to be the equivalent of one share of Common Stock of the Company ("Common Stock"). Shareholders will receive one Right per share of Common Stock held of record at the close of business on the Record Date. The exercise price of the Right will be $152.50 subject to adjustment (the "Purchase Price").

         Rights will also attach to shares of Common Stock issued after the Record Date but prior to the Distribution Date unless the Board of Directors determines otherwise at the time of issuance. The description and terms of the Rights are set forth in the Rights Agreement.

         The Rights will be appurtenant to the shares of Common Stock and will be evidenced by Common Stock certificates, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed initially. The Rights will separate from the Common Stock and a distribution of the Rights Certificates will occur (the "Distribution Date") upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) any Common Stock certificates issued will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 9, 2008, unless earlier redeemed or exchanged by the Company as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will represent the Rights.

         The Agreement provides that if any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Series A Preferred Stock or, at the option of the Company, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to twice the amount of the Purchase Price.

         In the event that, at any time  following the Stock  Acquisition  Date,
(i) the Company is acquired in a merger, statutory share exchange, or other business combination in which the Company is not the surviving corporation, or
(ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to twice the Purchase Price. The events set forth in this paragraph and in the immediately preceding paragraph are referred to as the "Triggering Events."

         Upon the occurrence of a Triggering Event that entitles Rights holders to purchase securities or assets of the Company, Rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person's Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees). Upon the occurrence of a Triggering Event that entitles Rights holders to purchase common stock of a third party, or upon the authorization of an Exchange, Rights that are or were owned by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Acquiring Person's Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees).

         The Purchase Price payable, and the number of shares of Series A Preferred Stock, Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

         At any time after any person becomes an Acquiring Person, the Company may exchange all or part of the Rights (except as set forth below) for shares of Common Stock (an "Exchange") at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock split or similar transaction.

         At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Additionally, the Company may thereafter but prior to the occurrence of a Triggering Event redeem the Rights in whole, but not in part, at the Redemption Price provided that such redemption is incidental to a merger or other business combination transaction involving the Company that does not involve an Acquiring Person, and in which all holders of Common Stock are treated alike. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 15% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, only with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make certain other changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

Item 2.     Exhibits.
            --------
            1. Amended and Restated Rights Agreement, dated as of March 1, 1999, between the Company and Equiserve Trust Company, N.A., as Rights Agent, which includes the form of Rights Certificate.

            2. Amended and Restated Rights Agreement, dated as of December 2, 1999, between the Company and Equiserve Trust Company, N.A., as Rights Agent, which includes the form of Rights Certificates.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         LOWE'S COMPANIES, INC.



Dated:  February 11, 2000                By:  /s/ Stephen A. Hellrung
                                              ----------------------------------
                                                  Stephen A. Hellrung
                                                  Senior Vice President, General
                                                  Counsel and Secretary

                                  EXHIBIT INDEX



 Exhibit No.                        Description
 -----------                        -----------

        1 Amended and Restated Rights Agreement dated as of March 1, 1999, between the Company and Equiserve Trust Company, N.A. as Rights Agent, which includes the form of Rights Certificate

        2 Amended and Restated Rights Agreement, dated as of December 2, 1999, between the Company and Equiserve Trust Company, N.A. as Rights Agent, which includes the form of Rights Certificate.